SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Financial Statements as of and for
the three month periods ended
March 31, 2006 and 2005 and
Independent Auditors’ Review Report

(A translation of the original Report in Portuguese
containing Financial Statements prepared in accordance with
Accounting Practices Adopted in Brazil)

Net Serviços de Comunicação S.A.
A publicly traded company

Independent auditors’ review report

To
Board of Directors and Shareholders of
Net Serviços de Comunicação
S.A. São Paulo - SP

1. We have conducted a special review of the Quarterly Information (ITRs) for Net Serviços de Comunicação S.A. and this company’s consolidated quarterly information including that of its subsidiaries for the quarter ended on March 31, 2006, comprising the balance sheet, the statement of income, the performance report and the relevant information prepared in compliance with the accounting practices adopted in Brazil.

2. Our review was conducted in compliance with the specific regulations established by IBRACON – The Brazilian Institute of Accountants, and with the Federal Accounting Board, and consisted mainly of: (a) questioning and discussing with the management responsible for the Accounting, Financial and Operations areas of the Company and its subsidiaries regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) a review of the information and the subsequent events which had or may come to have a relevant impact on the Company’s and the subsidiaries´ financial situation and operations.

3. Based on our special review, we are unaware of any other relevant changes which should be made to the Quarterly Information referred to herein above to place them in accordance with the accounting practices in Brazil and in compliance with the regulations issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of Quarterly Information.

April, 18 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

Balance sheets
As of March 31, 2006 and December 31, 2005
(Stated in thousands of reais - ´000)

		Controlling Company		Consolidated
Account	Description	03/31/2006	12/31/2005	03/31/2006	12/31/2005
1	Total Assets	1,658,727	1,761,999	2,318,465	2,322,293
1.01	Current Assets	125,942	139,864	648,166	688,562
1.01.01	Cash and Cash equivalents	10,164	54,812	281,195	302,756
1.01.01.01	Cash	1,109	107	64,429	25,605
1.01.01.02	Investments and securities	9,055	54,705	216,766	277,151
1.01.02	Receivables	90,183	66,136	73,048	71,843
1.01.02.01	Subscriber Accounts Receivable	0	0	202,390	193,045
1.01.02.02	Provision for Doubtful Accounts Receivable	0	0	(29,213)	(26,434)
1.01.02.03	Related Parties Accounts Receivable	90,183	66,136	0	0
1.01.02.04	Deferred Income	0	0	(100,129)	(94,768)
1.01.03	Inventories	0	0	37,776	35,651
1.01.04	Other	25,595	18,916	256,147	278,312
1.01.04.01	Deferred Tax	0	0	107,139	102,910
1.01.04.02	Tax Recoverable	1,849	2,076	14,614	49,962
1.01.04.03	Other Current Assets	3,388	2,834	16,736	11,889
1.01.04.04	Related Parties	0	0	0	0
1.01.04.05	Programming Receivables Controlled Companies	14,453	3,516	0	0
1.01.04.06	Accounts Receivables - Sale of Investments	0	0	0	0
1.01.04.07	Interest Owner’s Capital	3,949	9,507	0	0
1.01.04.08	Short Term Investments	0	0	101,637	101,373
1.01.04.09	Linked Bank Deposits	0	0	0	0
1.01.04.10	Prepaid Expenses	1,956	983	16,021	12,178
1.02	Non Current Assets	89,921	194,257	646,776	639,978
1.02.01	Sundry Credits	16,147	15,866	134,999	118,948
1.02.01.01	Judicial Deposits	11,982	11,913	129,680	113,814
1.02.01.02	Prepaid Expenses	4,165	3,953	5,319	5,134
1.02.02	Related Parties	39,717	142,932	0	0
1.02.02.01	Related Parties - Associated Companies	0	0	0	0
1.02.02.02	Related Parties - Controlled Companies	39,714	142,930	0	0
1.02.02.02. 01	Related Parties - Controlled Companies	39,714	142,930	0	0
1.02.02.02. 02	Programming Receivable from Controlled Companies	0	0	0	0
1.02.02.03	Related Parties	3	2	0	0
1.02.03	Other	34,057	35,459	511,777	521,030
1.02.03.01	Deferred Tax	0	0	452,236	469,227
1.02.03.02	Recoverable Tax	6,100	6,555	28,444	19,401
1.02.03.03	Inventories	0	0	0	0
1.02.03.04	Accounts Receivable - Sale of Investments	27,889	28,835	27,889	28,835
1.02.03.05	Other Non - Current Assets	68	69	3,208	3,567
1.03	Fixed Assets	1,442,864	1,427,878	1,023,523	993,753

		Controlling Company		Consolidated
Account	Description	03/31/2006	12/31/2005	03/31/2006	12/31/2005
1.03.01	Investments	1,391,013	1,373,840	74,636	80,930
1.03.01.01	Investments in Associated Companies	0	0	0	0
1.03.01.02	Investments in Controlled Companies	1,391,013	1,373,840	74,472	80,766
1.03.01.03	Other Investments	0	0	164	164
1.03.02	Property, Plant & Equipments	51,390	53,561	861,232	837,126
1.03.03	Deferred Assets	461	477	87,655	75,697

The explanatory notes are an integral part of the financial statements

		Controlling Company		Consolidated
Account	Description	03/31/2006	12/31/2005	03/31/2006	12/31/2005
2	Total Liabilities	1,658,727	1,761,999	2,318,465	2,322,293
2.01	Current Liabilities	62,726	74,481	397,755	417,956
2.01.01	Loans and Financing	0	0	82,484	91,347
2.01.02	Debentures	13,328	48,029	13,328	48,029
2.01.03	Suppliers	19,589	8,735	158,741	132,862
2.01.04	Tax and Contribution Payable	1,038	698	44,477	71,226
2.01.04.01	Fiscal Obligations	1,038	698	35,953	36,441
2.01.04.02	Income Tax Payable	0	0	8,524	34,785
2.01.05	Dividends Payable	0	0	0	0
2.01.06	Provisions	12,881	12,374	30,036	29,659
2.01.06.01	Payroll and Related Charges	12,881	12,374	30,036	29,659
2.01.07	Related Parties	0	0	0	0
2.01.07.01	Accounts Payable to Stockholders	0	0	0	0
2.01.07.02	Accounts Payable to Related Parties	0	0	0	0
2.01.08	Other	15,890	4,645	68,689	44,833
2.01.08.02	Accounts and Expenses Payable	15,890	4,645	38,553	18,504
2.01.08.03	Obligation for Assignment of Credits	0	0	0	0
2.01.08.04	ECAD – Copyrights Accounts Payable	0	0	30,136	26,329
2.02	Non Current Liabilities	967,574	1,066,249	1,279,425	1,282,688
2.02.01	Loans and Financing	0	0	0	0
2.02.02	Debentures	650,000	650,000	650,000	650,000
2.02.03	Provisions	0	0	0	0
2.02.03.01	Suppliers	0	0	0	0
2.02.03.02	Programming Payable	0	0	0	0
2.02.04	Related Parties	35,123	124,672	3	3
2.02.04.01	Related Parties - Controlled Companies	35,001	124,669	0	0
2.02.04.02	Related Parties - Stockholders	3	3	3	3
2.02.04.03	Related Parties - Related Parties	119	0	0	0
2.02.04.04	Related Parties - Associated Companies	0	0	0	0
2.02.05	Other	282,451	291,577	629,422	632,685
2.02.05.01	Other Tax Payable	0	0	0	0
2.02.05.02	Provisions for Contingencies	278,152	283,278	621,356	620,035
2.02.05.03	Deferred Income Tax	0	0	780	906
2.02.05.04	Provisions and Other Accounts Payable	0	0	2,987	3,445
2.02.05.05	Payroll and Related Charges	4,299	8,299	4,299	8,299
2.03	Deferred Income	0	0	12,466	0
2.04	Minority Interest	0	0	392	380
2.05	Shareholders Equity	628,427	621,269	628,427	621,269
2.05.01	Realized Capital	3,461,349	3,461,349	3,461,349	3,461,349
2.05.02	Capital Reserve	430,193	430,193	430,193	430,193

		Controlling Company		Consolidated
Account	Description	03/31/2006	12/31/2005	03/31/2006	12/31/2005
2.05.02.01	Special Goodwill Reserve	366,546	366,545	366,546	366,545
2.05.02.02	Premiums on Issue of Debentures	54,945	54,945	54,945	54,945
2.05.02.03	Goodwill on Share Issues	8,702	8,703	8,702	8,703
2.05.03	Revaluation Reserve	0	0	0	0
2.05.03.01	Revaluation Reserve on Own Assets	0	0	0	0
	Revaluation Reserve on Controlled
2.05.03.02	Companies Assets	0	0	0	0
2.05.04	Profits Reserves	0	0	0	0
2.05.04.01	Statutory Reserve	0	0	0	0
2.05.04.02	Reserve required by the Company’s Acts	0	0	0	0
2.05.04.03	Contingencies Reserve	0	0	0	0
2.05.04.04	Unrealizable gain	0	0	0	0
2.05.04.05	Retained Earnings	0	0	0	0
	Special Reserve for Undistributed
2.05.04.06	Dividends	0	0	0	0
2.05.04.07	Other Profits Reserves	0	0	0	0
2.05.05	Accumulated Profit/(Losses)	(3,263,115)	(3,270,273)	(3,263,115)	(3,270,273)

Financial statements
Three-month period ended March 31, 2006 and 2005
(Stated in thousands of reais – ‘000)

Account	Description	Controlling Company		Consolidated
		Accumulated Amount 01/01/2006 to 03/31/2006	Accumulated Amount From previous Year 01/01/2005 to 03/31/2005	Accumulated Amount From previous Year 01/01/2006 to 03/31/2006	Accumulated Amount From previous Year 01/01/2005 to 03/31/2005

3.01	Gross Revenue of Sales and Services	14,240	0	549,611	447,523
3.01.01	Subscriptions	0	0	519,230	421,325
3.01.02	Telecommunication Services	14,240	0	0	0
3.01.03	Other Revenues	0	0	30,381	26,198
3.02	Tax and Other Deductions From Revenue	(1,593)	0	(110,800)	(81,772)
3.03	Net Operating Revenues	12,647	0	438,811	365,751
3.04	Programming and Other Operating Costs	0	0	(252,879)	(211,207)
3.05	Gross Profit	12,647	0	185,932	154,544
3.06	Operating Expenses / Income	(5,100)	9,403	(159,220)	(120,712)
3.06.01	Sales Expenses	0	0	(46,513)	(23,341)
3.06.02	General and Administrative	(29,037)	(25,230)	(68,932)	(58,765)
3.06.02.01	General and Administrative Expenses	(24,269)	(20,099)	(61,518)	(50,547)
3.06.02.02	Depreciation and Amortization	(4,768)	(5,131)	(7,414)	(8,218)
3.06.03	Financial	(35,860)	(17,595)	(43,052)	(22,102)
3.06.03.01	Financial Income	6,935	112,541	9,021	156,449
3.06.03.02	Financial Expense	(42,795)	(130,136)	(52,073)	(178,551)
3.06.04	Other Operating Income	15,091	15	9,618	442
3.06.05	Other Operating Expense	(3,991)	(11,652)	(10,341)	(16,946)
3.06.05.01	Amortization of Goodwill on Investments	(3,647)	(10,972)	(6,294)	(15,941)
3.06.05.03	Other Operating Income/(Expenses)	(344)	(680)	(4,047)	(1,005)
3.06.06	Equity on investees	48,697	63,865	0	0
3.06.06.01	Equity on investees	48,697	53,142	0	0
3.06.06.02	Loss in the value of an equity method investment	0	10,723	0	0
3.07	Operating Income	7,547	9,403	26,712	33,832
3.08	Non Operating Income/(Loss)	(389)	(14,387)	300	(12,740)
3.08.01	Non Operating Income	31	215,958	7,466	224,047
3.08.02	Non Operating Losses	(420)	(230,345)	(7,166)	(236,787)
3.09	Income (loss) Before Income Tax	7,158	(4,984)	27,012	21,092
3.10	Income Tax Expense	0	(185)	(7,205)	(12,109)
3.11	Deferred Income Tax	0	0	(12,637)	(14,100)
3.12	Participations/Contributions of Profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0

Account	Description	Controlling Company		Consolidated
		Accumulated Amount 01/01/2006 to 03/31/2006	Accumulated Amount From previous Year 01/01/2005 to 03/31/2005	Accumulated Amount From previous Year 01/01/2006 to 03/31/2006	Accumulated Amount From previous Year 01/01/2005 to 03/31/2005
3.13	Reverse of Owner’s Capital Interest	0	0	0	0
3.14	Minority Interest	0	0	(12)	(52)
3.15	Net Income (Loss) for the Year	7,158	(5,169)	7,158	(5,169)

	Net income (loss) per thousand share lot of
	Capital stock at the end of the periods - (in R$)	1.81	(1.76)

	Number of shares in circulation	3,954,663,665	2,944,473,936

The explanatory notes are an integral part of the financial statements.

Explanatory notes to the financial statements
(Stated in thousands of reais - ´000)

1. Operations

Net Serviços de Comunicação S.A. (Company) is predominantly engaged in holding interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the providing of access to added value services, rendering other telecommunications services and any other type of signal distribution of any sort, through its own network. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The table below demonstrates the shareholding breakdown in the Company’s capital stock on March 31, 2006 and December 31, 2005:

	2006				2005

	Common	Preferred	Total	Common	Preferred	Total

GB Empreendimentos e Participações S.A.	51.0%	-	20.8%	51.0%	-	20.8%
Embratel Participações Ltda.	37.4%	7.7%	19.8%	37.4%	7.7%	19.8%
Distel Holding S.A.	9.4%	-	3.8%	9.4%	-	3.8%
Roma Participações Ltda.	1.5%	8.5%	5.7%	1.5%	8.8%	5.8%
Other shareholders	0.7%	83.8%	49.9%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares (in thousands)	1,613,225	2,341,438	3,954,663	1,613,225	2,341,438	3,954,663

The activity of the main subsidiaries can be described as the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concession from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering subscription television services was granted to the subsidiaries in February 1997, for a term of 15 years. It is possible to request renewal provided that the subsidiaries have satisfactorily complied with the terms of the concession, have complied with the Executive Branch regulation and have complied with the requirements, be they technical or economic, subject to the satisfaction of the needs of the community, including modernization of the system.

Management continues to focus on increasing the paid TV subscription and broadband base and to strengthen the loyalty policy of the existing subscription base, which is measured on the basis of satisfaction studies, conducted by independent companies. Thus being the case, investments have been for the most part related to the cost of installing these new subscribers.
The recent introduction of digital TV, continual improvement of the quality of the services and increasingly enhanced control of the several operating processes are a few of the initiatives that have underwritten growth.

The Company has created a broader internal controls area, which in addition to the regular activities involving revision and management of operating controls is responsible for the implementation and support to the Company executives in the process of certification in relation to efficacy and efficiency of internal controls (Sarbanes Oxley Act).

On November 22, 2005, the Company issued a press release which informed that it’s entering into an association with the Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they would jointly be offering telephone services to the Company’s subscribers.

On February 8, 2006, the parties signed a Memorandum of Understanding, which provides for a new business model which envisages sharing results, for the purpose of providing subscribers integrated video, broad band and voice (“triple play”) services by means of the Company’s bidirectional network. Sales of this new product came on stream at the end of March 2006.

Net Serviços de Comunicação S.A. retains the following percentage interest in the companies listed below:

	Percentage of interest in share capital
	03/31/2006		12/31/2005

	Direct	Indirect	Direct	Indirect

Subsidiaries
Multicanal Telecomunicações S.A.	99.96	0.04	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda.	100.00	-	100.00	-
Jonquil Ventures Ltda.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S.A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	0.08	99.92	0.08	99.92
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

Shared control
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-

Net Serviços de Comunicação S.A. holds preferred shares traded on the NASDAQ “American Depositary Shares” – ADS in the United States of America and is subject to the “Securities and Exchange Commission – SEC” regulations. The Company has annual and quarterly prepared financial statements according to Generally Accepted Accounting Principles in the United States – USGAAP. In order to meet the information requirements of the markets in which it operates, the Company has a policy of disclosing its company and USGAAP financial statements simultaneously. The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and the United States of America.

On June 3, 2002 the Company executed the Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with the São Paulo Stock Exchange – BOVESPA, created to distinguish a select group of Companies, which have committed to adopting the distinct Corporate Governance Practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements.

According to the Company’s Articles of Incorporation, any disputes and controversies arising from or related to these articles of incorporation, Level 2 Regulation, the provisions of Law 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by the BOVESPA (Promissory Clause).

2. Presentation and preparation base of the financial statements

The individual and consolidated financial statements of the Company and its subsidiaries were prepared in compliance with the accounting practices derived from Brazilian Corporation Law, complementary regulations issued by the Brazilian Securities and Exchange – CVM and pronouncements from the Brazilian Institute of Independent Auditors - IBRACON.

Description of the significant accounting policies

a. Calculation of results

The results of operations are calculated in compliance with the accounting regime on an accrual basis for the period.

Income from services rendered is recorded in results according to its realization. Income is not recorded if there is any significant uncertainty in regard to realization thereof.

b. Use of estimates

The accounting practices adopted in Brazil require that management use estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to some information disclosures in the financial statements. The final results of these transactions and information related to their effective realization in subsequent years, may defer these estimates. The most important estimates related to the Company’s financial statements are revised quarterly and annually and refer to the: provision for doubtful accounts receivable, active deferred income tax, provision for contingencies, provision for inventory losses, useful life of the equipment and market value of the derivatives.

c. Foreign currency

Foreign currency assets and liabilities were translated into reais at the rate of exchange on the closing date of the balance sheet and the differences arising from the currency translation were recorded in income for the year/period. In relation to the subsidiary located abroad, assets and liabilities were translated to reais at prevailing exchange rate on the balance sheet closing date.

d. Current assets

  Investments and securities
  Investments and securities are recorded at cost plus yield earned up to the balance sheet date.
  Provision for doubtful accounts
  This provision is established on the basis of the subscriber’s history of default and the amount regarded as sufficient by Management to cover any losses in the realization of accounts receivable.
  Inventories
  Valued at the average purchase cost, which does not exceed the market value minus the provision for obsolescence, when need be.
  Other current assets
  These are recorded at the net realization value.

e. Non Current assets

  Non current assets
  These assets are recorded at the net realization value.

  Investments
  These are recorded at cost, as well as the following aspects:

    The accounting practices adopted by the subsidiaries are consistent with the ones adopted by the Company;

    The direct and indirect interest held in the subsidiaries is valued according to the equity accounting method;

    The financial statements of the subsidiary located abroad are converted into reais, on the basis of the rate of exchange prevailing on the date of the balance sheet and the corresponding exchange fluctuations are recorded in operating income;

    The goodwill calculated on the acquisition of Investments in subsidiaries is based on the expectation of future earnings and is amortized according the straight-line methods over a maximum term of 10 years. Analyses of the value of the recovery of goodwill are conducted on an annual basis and based on future earnings projections.

  Property, plant and equipment
  Property, plant and equipment is recorded at purchase or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in explanatory note 10, which take into account the estimated useful economic lives of the goods. Management’s estimates of the useful life of the goods comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes.

  Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals, etc.) as inventory to be used and valued at the average purchase cost, minus the provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are allocated to income.

  Deferred charges
  These include the value capitalized during the pre maturation phase and the costs of the subscriber television residential internal network and Internet access, except equipment, when in excess of the amount of income arising from the net adhesion fees of the direct selling expenses as well as other expenses for projects which will serve to benefit future years.

  Amortization of the deferred expenses is effected in as much as six years, subsequent to the date on which the benefits begin to be generated.

f. Current and long-term liabilities

Are shown at their recorded or calculable values, plus, when applicable, the corresponding charges, price level restatements or exchange fluctuations incurred up to the base date of the balance sheets.

g. Provisions for contingencies

A provision is established in the balance sheet when the Company has a legal obligation or when constituted as income from a past event and it is probable that funds are required to pay off the obligation. Provisions are recorded having as basis the most important estimates of risks involved.

h. Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 60 for income tax and 9% on taxable income for the social contribution tax and include offsetting tax losses and negative social contribution base, limited to 30% of taxable income. Inasmuch as concerns the subsidiary located abroad, the tax practices are those, which are in effect in its locale.

Active deferred taxes derived from tax losses, negative social contribution tax base and temporary differences were recorded only for those companies which have a history of taxable income and perspectives for future earnings, based on technically prepared income projections.

The tax credit arising from the incorporated goodwill was classified as deferred income tax, based on its economic essence and possibility of recovery and is valued on the basis of projections of income from operators which are effecting amortization of the incorporated goodwill for tax purposes.

Credits deemed unrealizable including credits arising from tax losses and negative social contribution tax base are valued regularly on the basis of the Company’s business plan and are covered by a provision for losses when deemed necessary.

i. Deferred income

These basically refer to advanced income from the rental of fiber optics to Embratel – Empresa Brasileira de Telecomunicações S.A., without any type of return and are allocated to income for the period according to the 10-year term provided for in the contracts.

j. Financial instruments

The Company has calculated the market value of the financial instruments on the balance sheet date including swap instruments, based on relevant market information available as well as according to other valuation techniques. Earnings and losses arising from swap instruments are recorded under income for the period.

k. Statement of cash flow

The Company has presented a cash flow statement prepared in compliance with NPC 20 –Cash flow statement, issued by IBRACON – the Brazilian Institute of Independent Auditors.

l. Information disclosed according to the generally accepted accounting principles in the United States of America - USGAAP (not reviewed).

The Company has preferred shares traded in accordance with the NASDAQ American Depositary Shares – ADS in the United States and subject to the regulations of the US Securities and Exchange Commission – SEC. Each ADS represents 10 preferred shares traded under the code NETC.

The accounting practices adopted in Brazil differ from the USGAAP practices, applicable to the subscription television industry. On March 31, 2006, income for the period, calculated according to the accounting practices adopted in Brazil was less by R$ 14,264 (R$ 12,234 greater on December 31, 2005) in comparison to the income stated according to USGAAP, owed to the differences between the practices. On this same date, shareholders’ equity presented on the Company’s financial statements was less by R$ 247,300. There are also differences in classification of asset and liability items, income and required disclosures. The Company has adopted the policy of conducting disclosures in relation to the essence of the transactions in a manner, which is consistent in the corporate financial statements and in compliance with USGAAP practices.

3. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect majority interest including shared control.

The consolidation process of balance sheet accounts and income total horizontally the balance of asset and liability accounts and income and expenses according to their nature, as well as the following eliminations:

  Controlling Company interest held in share capital, reserves and accumulated income of the subsidiaries;
  Minority shareholding interest and which interest in shareholders’ equity and income are highlighted;
  Asset and liability account balances maintained among the consolidated companies;
  Income and expense accounts arising from significant transactions conducted among the consolidated companies.

The items comprising assets and liabilities, income and expenses of the joint subsidiaries, TV Cabo and Comunicações Jundiaí S.A., were included in the consolidated financial statements in proportion to the interest of the Company held in their share capital.

4. Cash and cash equivalents

	Controlling Company		Consolidated

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Cash and banks	1,109	107	64,429	25,605
Investment funds	-	-	29,194	30,478
Certificates of bank deposit	9,055	54,705	187,572	246,673

	10,164	54,812	281,195	302,756

Certificates of bank deposit and committed debentures are remunerated at an average rate of 99.9% of the CBD fluctuation and the Investment funds are remunerated according to the fluctuation of the respective shares and part of their assets are invested in instruments which earn according to the foreign currency exchange rate.

5. Securities

Securities correspond to the amounts invested by the Company in Financial Treasury Bills (LFT – Letras Financeiras do Tesouro), which earn according to the SELIC (Special System for Settlement and Custody) variation and mature in April 2006.

The Financial Treasury Bills (LFT), linked for settlement of the 7.0% Senior Secured Notes and Senior Secured Floating Rate Notes issued by the subsidiary Net Sul Comunicações Ltda, settlement occurred on April 5, 2006, as per that described in explanatory note 31 – under subsequent events.

6. Accounts receivable

	Consolidated

	03/31/2006	12/31/2005

Subscriber accounts receivable	202,390	193,045
(-) Receivable income	(100,129)	(94,768)
(-) Provision for doubtful accounts	(29,213)	(26,434)

	73,048	71,843

Receivable income refers to pre invoicing of monthly subscriptions, allocated to income according to the accrual method.

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days.

The balance of the provision for doubtful accounts is made up of accounts receivables balances over 90 days in arrears.

During the period ended on March 31, 2006, the Company wrote-off subscriber accounts receivable against the provision for doubtful accounts in the amount of approximately R$ 5,000 (R$ 11,000 on March 31, 2005), in notes regarded as unable to be collected.

7. Inventories

	Consolidated

	03/31/2006	12/31/2005

Material for maintenance of networks	30,955	30,078
Material for installations and technical assistance	9,878	8,630
Provision for obsolescence	(3,057)	(3,057)

	37,776	35,651

8. Current and non current deferred and recoverable taxes

	Controlling Company		Consolidated

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Recoverable taxes:
Withholding income tax	5,957	6,555	29,871	32,960
Recoverable federal taxes	1,992	2,076	13,039	36,252
Other	-	-	148	151

Total	7,949	8,631	43,058	69,363

Current	1,849	2,076	14,614	49,962

Non Current	6,100	6,555	28,444	19,401

Deferred taxes:
Tax credits arising from goodwill
returned upon merger	-	-	211,370	232,616

Income tax:
Tax losses	-	-	220,932	221,210
Temporary differences	-	-	37,528	30,980

	-	-	258,460	252,190
Social contribution taxes:
Negative tax base	-	-	77,692	77,707
Temporary differences	-	-	11,853	9,624

	-	-	89,545	87,331

Total	-	-	559,375	572,137

Current	-	-	107,139	102,910

Non Current	-	-	452,236	469,227

Tax credits arising from goodwill returned upon merger

Beginning January 2003, the operators started taking advantage of tax credits arising from mergers, adopting straight-line amortization over a 72-month term based on the expectation that the operators will generate taxable income.

During the period ended March 31, 2006, the operators amortized for tax credit purposes, credits in the amount of R$ 21,246, which generated tax benefits of R$ 19,364 as a deductible expense in the operators’ taxable income. Additionally, the credits amortized in prior years were also used in the amount of R$ 102, totaling a tax benefit used during the period in the amount of R$ 19,466 (R$ 23,156 on March 31, 2005).

Of this benefit, the amount of R$ 16,901 (R$ 20,131 on March 31, 2005) is derived from the goodwill from the merger of Globotel Participações S.A. in August 2001, and the remaining R$ 2,565 (R$ 3,025 on March 31, 2005) is related to the goodwill merged from the operators by the Company.

On March 31, 2006 and December 31, 2005 the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	03/31/2006	12/31/2005

Net São Paulo Ltda.	135,038	147,314
Net Rio S.A.	44,783	50,884
Net Belo Horizonte Ltda.	22,208	24,228
Net Brasília Ltda.	9,341	10,190

	211,370	232,616

An estimate of the amortization of tax credits beginning January 1, 2006 is shown below:

2006	63,737
2007	84,983
2008	62,650

Total	211,370

Deferred income and social contribution taxes on tax losses, negative social contribution tax base and temporary differences

Some subsidiaries, on the basis of a history of profitability and the expectation of generating future taxable income, determined by a technical study, derived from the December 31, 2005 business plans duly approved by the Administrative agencies and revised annually record deferred income and social contribution taxes on temporary differences, tax losses and negative social contribution tax bases from prior years. Offsetting tax losses and negative social contribution tax bases does not have any statute of limitations and is limited to 30% of annual taxable income generated annually.

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and translated to present values at the average rate of the cost of capital of the Company is shown below:

2006	14,869
2007	18,590
2008	26,963
2009	47,823
2010 to 2012	110,441
2013 to 2015	129,319

Total	348,005

Installment of unrecorded differed tax assets	813,074

Total	1,161,079

Transactions of differed income and social contribution tax on tax losses, negative social contribution tax base and temporary differences	Tax losses and negative tax base	Temporary differences	Total

Balances on December 31, 2005	298,917	40,604	339,521
Constitution of Income Social Contribution taxes on temporary differences	-	8,777	8,777
Realization of tax losses and negative tax bases	(293)	-	(293)

Balances on March 31, 2006	298,624	49,381	348,005

The portion of the deferred unrecorded tax assets in the amount of R$ 813,074, is brought up to date with tax losses and accumulated negative social contribution bases until March 31, 2006.

Projections of results from operators included annual amortization of tax credits resulting from the merger as well as the conclusion of the capital restructuring process and indicated recovery of merged tax credits and recorded deferred taxes.

According to the technical feasibility study conducted on the premises of the generation of future income, determined by the Company’s management, the deferred tax assets recorded will be recovered in a maximum period of 10 years.

The projected result, taking into account ongoing transactions, were translated into present values using the average rate of the cost of capital of the Company (WACC) and compared to projections at face value and the lesser of the two amounts was recorded as deferred tax assets.

Additionally, the Company’s management continues to concentrate efforts on the most effective actions to enable a reduction in operating costs, on offering new services to subscribers, improving the quality of existing services and implementing better sale channels for the purpose of increasing the profits of its operators.

The Company business plans are revised annually to reflect the changing economic scenario, merchandising innovations and the impact of management’s decisions and include the most important premises listed below:

  Continued broad band internet access (Net Vírtua), in key markets where there is high population density and disposable income and possible expansion of access to areas of lower population density but which has a high degree of disposable income.
  Realization of course of action with subscribers to improve the subscription TV mix subscribers, encouraging migration to packages which offer greater margins and better perception of value in addition to added value services.
  Offer of new added value services to subscribers based on pay per view products including film, sports and ala carte channel menu selections.

  Improved quality of services based on the outsourcing of Customer Service and Information Technology areas which has decreased and should continue to decrease the annual rates of subscriber cancellations and the respective operating costs.
  Launch of Net Digital (digital interactive TV), which contributes toward increased income per subscriber and enables the Company to offer better quality products and added value services.
  Continued expansion of key operating processes of the Company, such as sales, installations and retentions, which have resulted in a reduction of costs per subscriber.

The tax credits corresponding to the installments amortized of short term taxable income have been recorded under current assets.

The estimates for recovery of tax credits were based on the projections of taxable income taking several financial premises into account as well as the business included at the end of 2005. Consequently, the estimates may not come to fruition in the future owed to the uncertainties to forecasts.

A reconciliation of the expenses calculated for application of combined tax rates and income tax and social contribution tax expenses deducted from income is shown below:

Controlling Company		Consolidated

03/31/2006	03/31/2005	03/31/2006	3/31/2005

Profit (loss) before income and social contribution taxes	7,158	(4,984)	27,012	21,092

Exclusion from income of the equity in earnings of the subsidiaries and results from the change in the percentage of interest in share capital
	(48,697)	(63,865)	-	-

Profit (loss) after exclusion of the equity in earning of the subsidiaries and change in the percentage of interest in share capital
	(41,539)	(68,849)	27,012	21,092

Income and social contribution taxes according to the combined tax rate of 34%	14,123	23,409	(9,184)	(7,171)

Permanent additions:
Nondeductible expenses	(341)	(18)	(569)	(834)

Permanent exclusions
Tax effect of provisions on internally generated goodwill	-	-	19,466	23,156

Other items:
Income and social contribution taxes on unrecorded tax losses and
temporary differences for the period	(13,782)	(23,576)	(16,984)	(27,585)
Income and social contribution taxes on recorded tax losses and
temporary differences	-	-	8,606	7,145
Other tax credits (debits)	-	-	69	326
Amortization of tax credit on merged goodwill	-	-	(21,246)	(21,246)

Income and social contribution taxes on income for the period	-	(185)	(19,842)	(26,209)

Effective rate	0.00%	0.27%	73.46%	124.26%

9. Investments

	Controlling Company		Consolidated

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Investments in subsidiaries	1,344,340	1,323,520	-	-
Goodwill on the acquisition of investments	46,673	50,320	74,472	80,766

	1,391,013	1,373,840	74,472	80,766
Other investments	-	-	164	164

	1,391,013	1,373,840	74,636	80,930

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries is shown below:

a) Goodwill

Companies	Balance on 12/31/2005	Goodwill amortization	Balance on 03/31/2006

Net Sul Comunicações Ltda.	44,968	(2,367)	42,601
Net São Paulo Ltda.	4,694	(1,170)	3,524

Net Recife Ltda.	622	(74)	548
Other	36	(36)	-

Total Controlling Company	50,320	(3,647)	46,673
Antenas Comunitárias Brasileiras Ltda. - Blumenau	11,460	(661)	10,799
Net Londrina Ltda.	10,764	(636)	10,128
Net Paraná Comunicações Ltda.	5,318	(886)	4,432
Net São Paulo Ltda.	1,831	(172)	1,659
Net Maringá Ltda.	313	(234)	79
Other	760	(58)	702

Total Consolidated	80,766	(6,294)	74,472

b) Investments

Companies	Balances on 12/31/2005	Capital reduction	Capital increase	Dividends received	Interest on equity	Equity on earnings	Losses arising from the change in interest percentage	Write- offs	Balances on 03/31/2006

Equity on earnings:
Subsidiaries:
Net São Paulo Ltda.	660,289	(110,000)	-	-	-	19,750	(378)	-	569,661
Net Rio S.A.	397,311	-	-	(60,000)	-	18,703	-	-	356,014
Jonquil Ventures Limited.	27,742	-	-	-	-	(1,240)	-	-	26,502
TV Cabo e Com. de Jundiaí S.A.	5,375	-	-	(466)	-	404	-	-	5,313
Net Franca Ltda.	7,524	-	-	-	-	134	-	-	7,658
Net Recife Ltda.	8,235	-	-	-	-	287	-	-	8,522
Net Sul Comunicações Ltda.	65,306	-	143,722	-	(731)	2,848	-	-	211,145
Net São Carlos S.A.	4,847	-	-	-	-	311	-	-	5,158
Net Indaiatuba Ltda.	2,092	-	-	-	-	(12)	-	-	2,080
Multicanal Telecomunicações S.A.	129,964	-	-	-	-	8,012	-	-	137,976
CMA Participações Ltda.	441	-	-	-	-	(21)	-	(24)	396
Reyc Comércio e Participações Ltda.	14,394	-	-	-	-	(479)	-	-	13,915

	1,323,520	(110,000)	143,722	(60,466)	(731)	48,697	(378)	(24)	1,344,340

The Company’s management has been reviewing the share capital structure of the operators and has decided to increase the capital of Net Sul Comunicações Ltda., based on the capitalization on money and credits and to reduce the share capital of Net São Paulo Ltda., according to that shown in the Investment transactions.

The reduction in goodwill amortization expenses for the period took place owed to the write off sale of the investments in the subsidiaries Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio S.A. on March 31, 2005 and due to the full amortization of the goodwill in the subsidiary Net Rio S.A. in June 2005.

c) Information related to subsidiaries

Companies	March 31, 2006
			Interest in						Effect on the Controlling Company results

	Shares ON (thousand)	Stakes (thousand)	Share capital (%)	Voting stock (%)	Shareholders’ equity	Share capital	Results	Investment

Subsidiaries:
Net São Paulo Ltda.	-	42,830	97.40	-	584,845	497,759	20,210	569,661	19,750
Net Rio S.A.	641	-	100.00	100.00	356,014	270,472	18,703	356,014	18,703
Jonquil Ventures Limited.	-	1	100.00	-	26,502	2	(1,240)	26,502	(1,240)
TV Cabo e Com. de Jundiaí S.A.	12,985	-	50.00	50.00	10,630	7,500	810	5,313	404
Net Franca Ltda.	-	3,097,554	100.00	-	7,658	30,976	134	7,658	134
Net Recife Ltda.	-	2,675,720	100.00	-	8,522	26,757	287	8,522	287
Net São Carlos S.A.	561	-	100.00	100.00	5,158	8,800	311	5,158	311
Net Indaiatuba Ltda.	-	632,030	100.00	-	2,080	6,321	(12)	2,080	(12)
Multicanal Telecomunicações S.A.	54,761	-	99.96	0.27	138,027	655,695	8,015	137,976	8,012
Net Sul Comunicações Ltda.	-	46,019,311	100.00	-	211,145	603,915	2,848	211,145	2,848
CMA Participações Ltda.	-	4,045,524	100.00	-	396	40,455	(21)	396	(21)
Reyc Comércio e Participações Ltda.	-	921	26.94	-	51,653	313,262	(1,779)	13,915	(479)

								1,344,340	48,697

10. Property, plant and equipment

	Controlling Company

	03/31/2006

	Average annual rate of depreciation %	Balances on 12/31/2005	Addition	Write-offs	Balances on 12/31/2006

Property, plant and equipment in use
Software use rights	20	153,329	2,503	-	155,832
Machinery and equipment	10	1,004	28	-	1,032
Furniture and fixtures	10	2,233	28	-	2,261
Premises	10	4,497	27	(42)	4,482
Improvements and buildings	4	438	-	-	438
Vehicles	20	312	-	-	312
Information technology equipment	20	10,478	10	(18)	10,470
Other	Sundry	998	-	(1)	997

		173,289	2,596	(61)	175,824
		53,561	(2,152)	(19)	51,390

	Consolidated

	Average annual rate of depreciation %	Balances on 12/31/2005	Additions / Transfers	Write- offs	Balances on 03/31/2006

Signal distribution network
Network central	6.67	155,555	4,690	(13)	160,232
External network	8.33	1,106,336	6,768	(501)	1,112,603
Internal network	6.67	261,420	2,523	(20)	263,923
De-codifiers (cable boxes) and converters	10	428,465	3,511	(1,271)	430,705

Cable modem	10	81,331	18,478	-	99,809
Inventories to be used in property, plant and equipment	-	64,353	15,829	(1,334)	78,848

Advances to suppliers and property, plant and equipment in progress
	-	3,379	(654)	-	2,725

		2,100,839	51,145	(3,139)	2,148,845
Property, plant and equipment in
use
Software use rights	20	212,097	7,425	-	219,522
Machinery and equipment	10	21,935	345	-	22,280
Furniture and fixtures	10	12,741	127	(1)	12,867
Premises	10	15,536	333	(42)	15,827
Improvements and buildings	4	24,655	1,241	-	25,896
Vehicles	20	3,990	72	(117)	3,945
Information technology	20	45,254	8	(1)	45,261
equipment
Tools	20	14,854	238	(2)	15,090
Land	-	2,999	-	-	2,999
Other	Sundry	2,888	1	-	2,889

		356,949	9,790	(163)	366,576

		2,457,788	60,935	(3,302)	2,515,421

Accumulated depreciation		(1,620,662)	(36,230)	2,703	(1,654,189)

		837,126	24,705	(599)	861,232

11. Deferred

	Consolidated

	Average annual amortization rate %	Cost	Accumulated Amortization	Net Amount	Net Amount

Residential installations	16.67	332,862	(250,538)	82,324	70,063
External network project	20	13,126	(13,122)	4	8
Address control project	20	2,218	(2,208)	10	30
Digital TV Project	20	5,724	(1,495)	4,229	4,511
Net Phone Project	20	1,088	-	1,088	1,085

		355,018	(267,363)	87,655	75,697

During the quarter ended on March 31, 2006, the Company management updated the estimated useful life in terms of initial subscriber residential installation costs to better reflect the allocation of these asset costs to the years which benefited from their use during their economic useful lives. The amortization rate went from 20% to 16.67% per year. The consolidated effect on the results resulting from the estimated useful life for the period beginning January 1 to March 31, 2006 was a reduction in amortization expenses in the amount of approximately R$ 2,300.

12. Programming

Shown below is a breakdown of total debt and obligations included in the renegotiated payment :

Description	Controlling Company		Consolidated

	Long-term liabilities		Current liabilities

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Related parties
Net Brasil S.A.	-	-	64,410	71,070
Globosat Programadora Ltda.	-	-	3,570	906

	-	-	67,980	71,976

Third parties	14,453	3,516	19,015	7,880

Total	14,453	3,516	86,995	79,856

The debts related to program scheduling arising from the renegotiations have been amortized since January 2004 and should be finally settled during the year of 2006. During the quarter, the Company recorded earnings of R$ 2,915 which refer to the discounts obtained from program suppliers contingent that were upon the settlement of the renegotiated payment installments and approximately R$ 6, 500 in marketing incentives allocated to other operating income.

The negotiations are still ongoing and involve values which are pending formalization for effective settlement related to the years 2001 and 2002 in the amount of approximately R$ 29.593 and price level restated on the basis of the IGP-M (General Market Price Index) and which are recorded under current liabilities. Management expects to conclude this operation during 2006.

On June 27, 2004, the Company renegotiated with Net Brasil S.A., a subsidiary of the company Distel Holding S.A., programming acquisition terms and commission values based on a new contract. The referenced contract term is valid for 10 years and is automatically renewable for equal periods. Net Brasil S.A. remains as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content are still in effect that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity. Additionally, the contracts for the acquisition of existing international program content have been recorded and accepted by the Company, which implies that it must fully comply with the existing terms and thereof until the respective contract terms lapse, at which time they will be negotiated directly between the Company and the programmers.
The Company can contract new international content channels directly from the programmers.
The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A.

Pay-per-view (PPV) events are negotiated through a consortium set up between the Company associated with Globosat Programadora Ltda. to jointly exploit the rights and resources dedicated to the transmission and sale of such events, for a term that is in accordance with the duration of each event subject to the consortium.

The values and terms of the programming contracts and the Companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, USA and For Man are conducted at normal market prices, terms and payment conditions.

In March 2005 the Company signed a memorandum of understanding with Brasil Distribution L.L.C, and obtained nonexclusive rights to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and will be price level restated annually on the basis of the IGP-M.

13. Loans and financing

			Consolidated

	Index	Interest rate p.a.	03/31/2006	12/31/2005

			Short term	Short term

Restructured debt

Foreign currency:
Net Sul 7% Senior Secured Notes	US$	7%	63,540	70,370
Net Sul Secured Floating Rate Notes	US$	Libor +3%	18,944	20,977

Total			82,484	91,347

On March 22, 2005, the Company finalized the debt restructuring process.

On August 15, 2005, based on a private deed for the 5th public issue (deed), the Company issued 65,000 simple nonconvertible debentures, in the amount of R$ 650,000, for the purpose of using these funds to substitute the current financial debts and stretch out the maturities, thereby eliminating foreign exchange risks and replacing certain existing obligations which could limit its growth within a more balanced operations scenario.

According to the deed, the Company must obligatorily use the funds arising from this issue for the full payment of the debt constituted in the capital restructuring process, and in compliance with a schedule which began in September 2005, which in relation to the description of each one of these debts, should be finalized in April 2006, when the “7.0% Senior Secured Notes” and the “Senior Secured Floating Rate Notes” issued by the subsidiary Net Sul Comunicações Ltda. will be settled.

The Company, for the purpose of assuring its creditors that the “7.0% Senior Secured Notes” and the “Senior Secured Floating Rate Notes,” issued by the subsidiary Net Sul Comunicações Ltda. are paid on the due dates, acquired LFTs – Financial Treasury Bills which are price level restated and pegged to those debts.

Taking into consideration the “7.0% Senior Secured Notes” and the “Senior Secured Floating Rate Notes” issued by the subsidiary Net Sul Comunicações S.A. will remain in circulation on the market until they have been effectively settled and the Company has requested consent of those parties holding them to eliminate certain obligations including the restriction which limits Investments to US$ 50 million per year, and to release the collateral rendered by the Company and its subsidiaries.

On September 26, 2005, 91.2% of those parties had accepted the Company’s proposal and approved the amendment to the Notes, which took place on September 29, 2005. Therefore, the Company succeeded in completely eliminating restrictions related to their restructured debts and the existing guarantees in benefit of these creditors.

The Net Sul Floating Rate Notes, in the hands of the subsidiary Jonquil Ventures Limited, in the amount of R$ 19,504 were not subject to the Company debt restructuring.

14. Debentures

On July 28, 2005, the Company announced its 5th issue and on August 15, 2005, it issued 65,000 simple debentures which cannot be converted into shares, and which are nominal and book entry and have no preemptive rights at a nominal value of R$ 650,000.

The debentures issued and placed can be broken down and described as follows:

	Number in circulation		Balances on

	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Nonconvertible debentures, 5th issue in 2005	65,000	65,000	663,328	698,029

Total			663,328	698,029
Current			13,328	48,029

Non current			650,000	650,000

The long-term installment payments are scheduled as follows:

Year falling due:		Controlling Company and Consolidated

2009		162,500
2010		162,500
2011		162,500

	Total	650,000

The main characteristics of the issues are summarized on the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on September 2, 2005.

Total issue value	R$ 650,000

Nominal unit value on the issue date	Single issue - Nominal Unit Value R$ 10

Total number of debentures	65,000 debentures

Date issued	August 15, 2005

Final due date	August 15, 2011

Type	Simple, nonconvertible in Company shares, nominative and book value.

Amortization	The value of amortization will be 25% of the Nominal Unit Value of the Debentures, on the following dates:
August 15, 2008, August 15, 2009, August 15, 2010 and August 15, 2011.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day “Over extra group” (ID rate) plus exponential spread of 1.50% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 15th day or the first subsequent business day in the months of August and February of each year, and the last payment shall be made on August 15, 2011.

Guarantees	Debentures shall be in cash without preemptive rights.

Company Obligations	The Company must comply with a number of restrictions most important of which are highlighted below:
-Maintenance of Financial Indexes (Net Debt/EBITDA and EBITDA/Interest Net Debt)
-Restrictions to new debt, sale of assets, distribution of dividends and repurchase of its own shares.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all intercompany operations according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

The Company does not show any events of noncompliance with the financial indexes mentioned above as on March 31, 2006.

The costs of issuing the debentures in the amount of R$ 5,025 were capitalized as prepaid expenses and have been recorded according to the term of the debenture issuance contract.

15. ECAD - copyrights accounts payable

These refer to values payable to the Central Payment and Distribution Office – ECAD, an organ which acts as the legal representative for artists and authors in the collection of royalty payments owed to them by the public display of musical compositions in Brazil. The Company is discussing the collection of these amounts and effected judicial deposits in the amount of R$ 24,015 (R$ 10,399 on December 31, 2005). On March 31, 2006 the values paid to ECAD totaled R$ 30,136 (R$ 26,329 on December 31, 2005).

16. Related parties

The main asset and liability balances on March 31, 2006, as well as related parties which impact the results of the period were conducted under normal market conditions taking the respective operations into account and are shown below:

Controlling Company	Current				Non Current

	Related parties		Related parties		Advances for future capital increases		TOTAL

Companies	03/31/2006	12/31/2005	03/31/2006	12/31/2005	03/31/2006	12/31/2005	03/31/2006	12/31/2005

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	-	15	-	-	-	15
Net Rio S.A. (*)	82,651	66,136	33,282	42,156	-	-	33,282	42,156
Net Brasília Ltda.	352	-	52	61	-	-	52	61
Net Campinas Ltda.	354	-	71	64	-	-	71	64
Net Belo Horizonte Ltda.	706	-	140	695	-	-	140	695
Net São Carlos S.A.	40	-	-	10	4,490	4,490	4,490	4,500
CMA Participações Ltda.	-	-	-	30	-	-	-	30
Net Sul Comunicações Ltda.	714	-	272	93,616	-	-	272	93,616
Net Goiânia Ltda.	172	-	-	36	-	-	-	36
Net Ribeirão Preto S.A.	110	-	-	27	-	-	-	27
Net São Paulo Ltda.	3,318	-	-	-	-	-	-	-
Net Sorocaba Ltda.	119	-	-	27	-	-	-	27
DR-Company de Distrib. e Recep. de TV	408	-	-	81	-	-	-	81
Ltda.
Net Paraná Comunicações Ltda.	395	-	-	97	-	-	-	97
Net Florianópolis Ltda.	188	-	6	47	-	-	6	47
TV Cabo e Comunicações de Jundiaí S.A.	-	-	-	-	1,352	1,352	1,352	1,352
Other	656	-	52	128	-	-	52	128

Total	90,183	66,136	33,875	137,090	5,842	5,842	39,717	142,932

Controlling Company	Current		Non Current

	Suppliers		Related parties

Companies	03/31/2006	12/31/2005	03/31//2006	12/31/2005

Subsidiaries
Jonquil Ventures Limited		-	6,291	6,291
Net São Paulo Ltda.		-	28,688	118,378
Other	-	-	141	-

			35,120	124,669

Shareholders
Globo Comunicação e Participações S.A.	-	-	3	3

	-	-	3	3

Associated
Embratel Emp. Brasil. de Telecom. S.A.	130	174	-	-
BCP S.A.	19	23	-	-

	149	197	-	-

Total	149	197	35,123	124,672

Controlling Company	Operating income

	Telecommunications		Financial		Repass of administrative expenses		TOTAL

Companies	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Subsidiaries
Multicanal Telecomunicações S.A.	-	-	-	8	-	215	-	223
Net Belo Horizonte Ltda. (*)	-	-	6	9	1,051	168	1,057	177
Net Rio S.A. (*)	-	-	5,437	(1,403)	3,326	465	8,763	(938)
Net Brasília Ltda. (*)	-	-	3	(22)	522	83	525	61
TV Cabo e Comun. Jundiaí S. A.	-	-	(1)	-	334	302	333	302
Net Campinas Ltda. (*)	-	-	2	5	524	76	526	81
Net Sul Comunicações Ltda.	-	-	915	6	1,070	647	1,985	653
Net São Paulo Ltda.	-	-	(2,696)	(4,490)	4,933	510	2,237	(3,980)
Other	-	-	6	(693)	3,181	60	3,187	(633)

	-	-	3,672	(6,580)	14,941	2,526	18,613	(4,054)

Shareholders
Distel Holding S.A	-	-	-	(175)	-	-	-	(175)
Globo Comunicação e Participações S.A.	-	-	-	(691)	-	-	-	(691)

	-	-	-	(866)	-	-	-	(866)
Associated
Embratel Emp. Brasil. de Telecom. S.A.	(495)	-	-	-	-	-	(495)	-
BCP S.A.	(59)	(46)	-	-	-	-	(59)	(46)

	(554)	(46)	-	-	-	-	(554)	(46)

Total	(554)	(46)	3,672	(7,446)	14,941	2,526	18,059	(4,966)

	Current		Liabilities

Consolidated	Assets		Current		Non Current

	O credits with Associated Companies		Suppliers		Intercompany transactions		Deferred Income	Total

Empresas	03/31/2006	12/31/2005	03/31/2006	12/31/2005	03/31/2006	12/31/2005	03/31/2006	03/31/2006

hareholders
Globo Comunicação e Partic. S.A.	4	-	-	-	3	3	-	3

Associated
Embratel Emp. Brasil. de Telecom. S.A.	-	-	5,274	4,569	-	-	12,466	12,466
Globosat Programadora Ltda	2,238	4,704	-	-	-	-	-	-
BCP S.A.	-	-	232	54	-	-	-	-
TELET S.A.	-	-	27	6	-	-	-	-
Americel S.A.	-	-	9	-	-	-	-	-
TESS S.A.	-	-	6	6	-	-	-	-

	2,238	4,704	5,548	4,635	-	-	12,466	12,466

Total	2,242	4,704	5,548	4,635	3	3	12,466	12,469

Consolidated			Operating income

	Financial		Telecommunications		Scheduling		TV Guide		Sales Commission		TOTAL

Companies	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Shareholders
Globo Comunicação e Participações S.A.	(2)	(5,938)	(21)	-	-	-	-	-	-	-	(23)	(5,938)

Associated
Embratel Emp. Brasil. De Telecom. S.A.	-	-	(6,528)	(2,517)	-	-	-	-	-	-	(6,528)	(2,517)
Net Brasil S.A.	S-	-	-	-	(109,243)	(103,483)	-	-	(360)	(311)	(109,603)	(103,794)
Globosat Programadora Ltda.	-	-	-	-	(9,049)	(5,531)	-	-	-	-	(9,049)	(5,531)
Editora Globo Ltda.	-	-	-	-	-	-	(3,312)	(3,388)	-	-	(3,312)	(3,388)
Distel Holding S.A.	-	(175)	-	-	-	-	-	-	-	-	-	(175)
Americel S.A.	-	-	(25)	-	-	-	-	-	-	-	(25)	-
BCP S.A.	-	-	(69)	-	-	-	-	-	-	-	(69)	-
Brasilcenter Comunicações Ltda	-	-	(535)	(238)	-	-	-	-	-	-	(535)	(238)
BSE S.A.	-	-	(14)	(5)	-	-	-	-	-	-	(14)	(5)
TESS S.A.	-	-	(169)	(112)	-	-	-	-	-	-	(169)	(112)

	-	(175)	(7,340)	(2,872)	(118,292)	(109,014)	(3,312)	(3,388)	(360)	(311)	(129,304)	(115,760)

Total	(2)	(6,113)	(7,361)	(2,872)	(118,292)	(109,014)	(3,312)	(3,388)	(360)	(311)	(129,327)	(121,698)

The balances of credits and debits of the Associated Companies except those receivable values from Net Rio S.A. are subject to interest of 12% p.a., with an indeterminate maturity date.

Transactions related to the acquisition of programming, exclusively through the intermediation of Net Brasil S.A., as well as pay-per-view with Globosat Programadora Ltda., are shown in explanatory note 12.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company transactions involving the companies associated with Embratel Participações S.A., as a virtual link, voice channel, land line telephone and click 21, are recorded on the basis of usual market practice prices and terms for this type of operation.

(*) On March 31, 2005, the Company sold off 100% of investments in the companies Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda. to the subsidiary Net Rio S.A. The adjusted price was based on the companies’ shareholders’ equity and shall be settled in three annual installments beginning August 15 and price level restated according to the fluctuation of the DBDs plus 4% interest per year beginning December 15, 2005. The receivable values are included under the heading intercompany relations classified under current and non current assets.

On November 22, 2005 the Company disclosed a relevant fact in which it informed that it was entering into an association with Empresa Brasileira de Telecomunicações S.A. – Embratel, whereby they are jointly offering telephony services to the Company subscribers and on February 8, 2006, the parties signed a Memorandum of Understanding which provides for a new business model which calls for the sharing of results for the purpose of providing subscribers with integrated video, broadband and voice (“triple play”) services by means of the Company’s bidirectional network. Sales of this new product came on stream toward the end of March 2006.

17. Provisions for Contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies, arising during the normal course of operations, involving tax, labor civil and other legal matters. The Company has effected a number of judicial deposits linked to the processes related to taxes under legal dispute.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Controlling Company	Labor	Civil	Tax	Social security	Total

Balances on December 31, 2005	1,048	30	281,359	841	283,278
Additions	189	-	263	-	452
Price level restatement	-	-	5,223	2	5,225
Write offs	(176)	-	(10,593)	(34)	(10,803)

Balances on March 31, 2006	1,061	30	276,252	809	278,152

Consolidated	Labor	Civil	Tax	Social security	Total

Balances on December 31, 2005	25,132	22,317	569,879	2,707	620,035
Additions	3,437	2,236	2,703	2,703	11,079
Price level restatement	-	633	10,644	142	11,419
Write offs	(3,284)	(727)	(15,541)	(1,625)	(21,177)

Balances on March 31, 2006	25,285	24,459	567,685	3,927	621,356

The most important transactions of the quarter related to Tax e Pension Plan/Retirement contingencies are reflected under additions and write offs are shown below:

Additions

NFLD tax infraction notification	2,703
IOF tax on bank current account operations	1,151
ICMS – Convention	999
Other	553

Total	5,406

Write offs

IOF on bank current account operations	(15,341)
NFLD tax infraction notification - Net Rio	(1,566)
Other	(259)

Total	(17,166)

The information related to the other contingencies remain as disclosed in the explanatory notes to the financial statements for the year ended on December 31, 2005.

18. Shareholders equity

Share capital

On March 31, 2006 share capital was represented by 1,613,225,102 common shares and 2,341,438,563 preferred shares of which 1,700,000 were issued in compliance with the Stock Option Purchase Plan approved by the Annual General Meeting on April 17, 1997, extended to Company executives and other employees and its subsidiaries and partially paid in. All of the shares are nominative book entry and have no nominal value.

The share capital could be increased to a limit of R$ 5,000,000 regardless of any amendment to the articles of incorporation in compliance with article 168 of Law 6.404/76, based on the decision of the Board of Directors, which will establish the terms for issuance according to the terms of the first paragraph of article 170 of Law 6.404/76.

The articles of incorporation provide for the distribution of mandatory dividends of 25% of net profits for the period, adjusted in compliance with article 202 of Law 6.404/76, taking the balance available when included in the accumulated amount.

Preferred shares shall be entitled to voting rights exclusively in the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of goods intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are assured receipt of dividends in cash at 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given Shareholders which exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on an equal footing as common shares in the distribution of bonuses and shall represent as much as 2/3 (two thirds) of the total number of shares issued by the Company and can be amended upon issued at the previously existing proportion between common and preferential shares.

In compliance with the provisions of the Sarbanes-Oxley Act, the Company, on July 12, 2005, approved the installation of a permanent Audit Committee comprising a minimum of three and a maximum of five members.

Shareholders Agreement

On March 21, 2005 a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors is made up of eleven (11) effective members and the same number of alternate members, all of which are Shareholders of Net Serviços de Comunicação S.A. and at least one effective member and respective alternate from Globo, four (4) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group.

Market value of Company shares

The market value of the Net Serviços de Comunicação S.A., according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, equaled on March 31, 2006, R$ 1.10 (R$ 1.07 on December 31, 2005). The company reported on March 31, 2006, shareholders’ equity of R$ 628,427 and on December 31, 2005, shareholders’ equity was R$ 621,269, and the shareholders’ equity of shares was R$ 0.16, respectively.

Special Goodwill Reserve

On December 31, 2005, the Company obtained a tax benefit, reflected by the cash savings in each year in the amount of R$ 74,269, resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001. In accordance with the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized, may be capitalized during the year of 2006 on behalf of the shareholder Roma Participações Ltda.

19. Statement of changes in shareholders’ equity for the quarter ended on March 31, 2006

	Number of Shares		Share capital			Capital Reserves

	ON	PN	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special Goodwill reserve	Premium on issue of debentures	Accumulated losses	Total

Balances on December 31, 2005	1,613,225	2,341,438	3,474,272	(12,923)	3,461,349	8,702	366,546	54,945	(3,270,273)	621,269

Net income for the quarter	-	-	-	-	-	-	-	-	7,158	7,158

Balances on March 31, 2006	1,613,225	2,341,438	3,474,272	(12,923)	3,461,349	8,702	366,546	54,945	(3,263,115)	628,427

20. Cost of services provided

	Consolidated

	03/31/2006	03/31/2005

Subscription
Program scheduling costs	129,501	110,971
Network materials and maintenance	9,443	5,330
Personnel	21,975	15,849
Pole rental	9,524	9,842
Depreciation	28,835	28,029
Amortization	4,136	5,894
Program schedule guide (TV Guide)	3,312	3,388
Third party (outsourced) service	16,843	10,337
Network electrical power	7,099	6,638
Vehicles	2,839	2,053
Telecommunications	7,156	3,149
ECAD	3,807	3,346
Sales commissions	360	311
Telemar convention	2,608	2,184
Rental of pipelines	1,250	1,258
Other	4,191	2,628

Cost of services rendered	252,879	211,207

21. Financial results

	Controlling Company		Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Income:
Reversal of fines and monetary charges on debt	-	111,617	-	137,400
Interest on loans to subsidiaries and associated companies	6,402	227	-	-
Financial investments	1,180	-	8,504	8,595
Arrears interest on late monthly payments	-	5	2,091	3,303
Price level restatements	220	329	401	865
Foreign exchange fluctuations	(1,141)	180	(2,685)	5,809
Interest on tax credits	230	-	648	80
Non cumulative PIS and COFINS taxes	42	183	42	183
Discounts obtained	2	-	20	214

	6,935	112,541	9,021	156,449

Expenses:
Financial charges on loans and debentures	(29,808)	(64,072)	(31,305)	(69,739)
Financial expenses – Associated Companies	(2,732)	(7,004)	-	(406)
Price level restatements and foreign exchange fluctuations – and	97	(847)	(58)	(8,483)
the
like and other
Price level restatements and foreign exchange fluctuations on loans	-	(5,919)	8,116	(9,573)
Financial charges on contingencies	165	(2,084)	(3,881)	(7,964)
CPMF tax	(469)	(3,364)	(3,243)	(7,510)
PIS and COFINS taxes on income	(505)	(1)	(506)	(1)
Earnings (losses) from Hedge/Swap operations	(14,363)	(69)	(24,401)	(99)
IOF tax on bank current account	4,940	2,844	6,351	2,678
Interest on suppliers and taxes	(17)	(62)	(352)	(774)
Discounts extended	-	(1)	(4,629)	(1,717)
Financial assistance in the debt restructuring program	-	(43,562)	-	(66,641)
Price level restatements and foreign exchange fluctuations on	-	-	2,702	(830)
program scheduling
Other	(103)	(5,995)	(867)	(7,492)

	(42,795)	(130,136)	(52,073)	(178,551)

Net financial expenses	(35,860)	(17,595)	(43,052)	(22,102)

22. Management remuneration

The aggregate value of remuneration received by the Company management for services in their respective areas of endeavor was R$ 3,255 for the period ended on March 31, 2006 (R$ 6,671 on March 31, 2005).

23. Employees benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by he Company. Expenses for these benefits accumulated during the period ended on March 31, 2006, totaled R$ 3,932 (R$ 2,400 on March 31, 2005).

Remuneration:

The Company has two complementary remuneration plans as explained below:

(i) Profit sharing plan (PPR): in compliance with a union agreement whereby the Company must remunerate its employees on the basis of profit sharing in the amount of up to two salaries per year, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met. For a select number of management, directors and managers of the Company, there are individual agreements in place in compliance with the targets established for these professionals. The main targets of this plan are established to achieve certain goals concerning the cable TV subscriber base, weight 25%, broadband subscriber base – weight 25%, operations cash flow generation – 25%, and client satisfaction – weight 25%.

(ii) Complementary profit sharing plan offered to a select number of the Company management, directors and managers for the purpose of retaining these employees until at least mid 2006. The provisions for payment of this plan got underway beginning in 2004 and are cumulative until paid off. The new long term incentive plan, based on the changes in the Company goals described above, was immediately implemented for the purpose of maintaining the Company key executive retention policy.

In consideration of the goals established, Management has recorded over the years 2005 (R$ 27,362) and 2006 (R$ 2,685), provisions related to these benefits plans. They are recorded under the heading salaries and social charges and have a balance on March 31, 2006, of approximately R$ 12,800 (R$ 19,320 on December 31, 2005). On March 31, 2006 roughly R$ 8,500 (R$ 11,020 on December 31, 2005) were classified under current and nearly R$ 4,300 (R$ 8,300 on December 31, 2005) in long term according to the established payment terms.

The Company has contracted civil liability insurance for acts practiced by its directors and managers– D&O, in the fulfillment of their duties.

24. Financial instruments

i) Estimated market values

The realization values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. However, a great deal of good judgment was required to interpret the market data to produce the most appropriate realization value. As a result, the following estimates do not necessarily reflect the amounts that could be realized on the current trading market. The use of different methodologies could have an effect on the estimated realization values.

The management of these instruments is conducted on the basis of operations strategies, for the purpose of liquidity, profitability and security. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not effect investments of a speculative nature, in derivative or any other risk assets.

Criteria, premises and limitations in the calculation of the market values.

a) Cash and cash equivalents, financial investments and securities.

The current account balance sheets at banks, financial investments and securities have the same market values next to the book balances.

b) Recoverable taxes

These are presented at book value, since there are no parameters for calculation of the market value.

c) Receivable/payable loans

These are shown at book value since there are no similar instruments on the market and because they are related to operations conducted with subsidiaries and associated companies.

d) Investments

The market value of Investments is identical to the book balances since there are no quotations for them on the market.

e) Loans, financing and debentures

The market value of loans, financing and debentures was calculated on the basis of the net present values of the future cash flows, taking the rates of interest currently available and applicable to instruments of this nature, terms and similar risks or based on market quotations of these papers.

The market values and book balances of financial instruments are shown below:

Consolidated 03/31/2006

	Book values	Market value

5th issue debentures	663,328	663,328
Net Sul Senior Secured Notes	63,540	63,540
Net Sul Senior Secured Floating Rates Notes	18,944	18,944

	745,812	745,812

f) Derivatives

The Company has a policy of mitigating market risks and avoids assuming positions exposed to fluctuations of market values and operating only with instruments, which enable control of risks. The Company has swap operations, at an initial value in the amount of US$ 16,200 thousand, reflecting the substitution of the foreign exchange fluctuation by the IGP-M index plus spread in 18 equal installments and the first one falls due in April 2006 and several other swap operations having an initial value in the amount of US$ 83,335 thousand, reflected by the exchange of foreign exchange fluctuations by the DBD rate and the first payment falls due in February 2006, for the purpose of protecting itself from the mismatched effects of these rates. On March 31, 2006, the company calculated a loss of R$ 24,401 recorded in financial expenses.

g) Limitations

The market values were estimated on the balance sheet date based on relevant market information. The changes in the premises could affect the estimates recorded.

ii) Credit risks

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and receivable accounts. The Company maintains case and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular. The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company also has a Provision for doubtful accounts receivable in the amount of R$ 29,213 (December 31, 2005 – R$ 26,434) reflecting 29 % of the balance of open accounts receivable (27% on December 31, 2005).

Consolidated expenses for doubtful accounts receivable totaled R$ 7,966 on March 31, 2006, and R$ 5,981 on March 31, 2005.

iii) Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations owed to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar.

Company income is substantially generated in the local currency, the real, although the Company does have US dollar denominated financing.

The Company’s foreign currency exposure is shown below:

	Consolidated

	03/31/2006	12/31/2005

US dollar pegged debt:
Loans and financing	82,484	91,347
Less:
US dollar denominated financial investments	(715)	(30,478)

Liability exposure	81,769	60,869

iv) Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations owed to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or SELIC).

The Company’s interest exposure is shown below:

03/31/2006

5th issue debentures	663,328
Financial Treasury Bills – LFT	(101,636)
Local currency, real, denominated investments	(216,051)

Liability exposure	345,641

25. Commitments and guarantees

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. The Company also has outsourced information technology contracts for a term of 72 months and contracts for a customer service center for a period of 36 months.

Expenses arising from these contracts are shown below:

Nature of the contracts	03/31/2006	03/31/2005

Offices	1,815	1,797
Poles	10,774	11,100
Information technology outsourcing	7,210	2,316
Customer service center outsourcing	12,784	6,450

26. Guarantees

The Company and the subsidiaries Net Campinas Ltda, Net Rio S.A. and Net Belo Horizonte Ltda., have signed letters of guarantee in the amounts of R$ 2,370, R$ 14,524, R$ 47,066 and R$ 1,032, respectively with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the companies by the Federal São Paulo State and Rio de Janeiro State Income Tax Secretaries and the Federal Income Tax Judgment Department in the city of Belo Horizonte, Minas Gerais State.

27. Insurance (not reviewed)

The Company has adopted a policy of buying insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area is shown below:

Area	Main coverage	Maximum annual coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	51,200

Loss of profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots)Indemnity period = one month	25,000

Liabilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	2,500

Civil liability of the directors and management	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	35,000

28. Tax losses carryforward

The Company and its subsidiaries possess tax losses, negative social contribution tax bases and temporary differences in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts and there is no statue of limitations for doing so.

	03/31/2006		12/31/2005

	Income tax	Social Contribution tax	Income tax	Social Contribution tax

Controlling Company	1,029,344	1,289,255	994,085	1,253,996
Consolidated	3,163,049	3,565,951	3,130,117	3,517,890

29. Cash flow statements

For the purpose of providing the market with additional information for enhanced understanding of the quarterly information, the Company has shown below the consolidated cash flow statements for the periods ended on March 31, 2006 and 2005, prepared in accordance with the indirect method.

	Controlling Company		Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Cash flows from operating activities
Net income (loss) for the period	7,158	(5,169)	7,158	(5,169)
Items which do not affect cash
Equity pickup	(48,697)	(63,865)	-	-
Net interest and foreign exchange fluctuations	5,435	15,863	4,788	23,346
Interest expenses on loans net of payments	29,592	114,851	31,089	70,701
Loss on hedge instruments	14,363	-	24,401	-
Loss of investment capital	378	-	-	-
Depreciation and amortization	8,415	16,185	46,679	58,082
Interest held in minority shareholdings	-	-	12	52
Deferred income and social contribution taxes	-	-	12,637	14,100
Results from writing off permanent assets	(14)	14,387	299	14,547
Reversal of fines and monetary charges on debts	-	(111,408)	-	(137,421)
Provision for contingencies	(10,351)	(5,303)	(10,097)	(2,797)

Variations in assets and liabilities
Increase in accounts receivable	-	-	(1,205)	(673)
Increase in inventories and other credits	-	(33)	(2,125)	(259)
(Increase) decrease recoverable taxes	682	(233)	26,304	6,994
Decrease dividends received	60,466	-	-	-
Increase in other assets	(3,854)	(203,218)	(19,681)	(6,610)
(Increase) decrease in prepaid expenses	(1,186)	41,840	(4,028)	30,140
Increase (decrease) suppliers and program scheduling	10,854	(11,784)	25,880	3,061
Increase (decrease) in tax burden	339	(971)	(26,901)	(6,736)
Decrease in salaries and social charges	(3,493)	(1,224)	(3,623)	(5,435)
Increase (decrease) in provisions and other accounts payable	(2,997)	(2,655)	11,611	(6,378)

Net cash (used in) provided by operating activities
	67,090	(202,737)	123,198	49,545

Cash flow from Investing activities
Interest held in companies	(65,000)	-	-	-
Acquisition of property, plant and equipment and deferred	(2,599)	(2,194)	(77,052)	(42,807)
Value of sale of permanent assets	31	216,509	314	12,061

Net cash provided by (used in) Investing activities
	(67,568)	214,315	(76,738)	(30,746)

	Controlling Company		Consolidated

	03/31/2006	03/31/2005	03/31/2006	03/31/2005

Cash flow from financing activities
Loans and financing - short term/long term
Incoming	-	200,000	-	200,000
Payments	(64,293)	(479,616)	(68,021)	(587,024)
Intercompany
Incoming	21,498	52,647	-	-
Payments	(1,375)	(39,420)	-	-
Capital increase and goodwill on the issue of shares	-	255,728	-	255,728

Net cash used in financing activities
	(44,170)	(10,661)	(68,021)	(131,296)
Increase (decrease) of cash and cash equivalents	(44,648)	917	(21,561)	(112,497)

Statement of the increase in cash and cash equivalents
At the beginning of the period	54,812	355	302,756	324,734
At the end of the period	10,164	1,272	281,195	212,237

Increase (decrease) in cash and cash equivalents	(44,648)	917	(21,561)	(112,497)

30. “EBIT” or LAJIR and “EBITDA” or LAJIDA

The Company uses the EBIT or LAJIR (Operating income before interest and taxes) and EBITDA or LAJIDA (Operating income before interest, taxes, depreciation and amortization) as an indicator for measuring its economic performance.

The Company uses the EBIT and the EBITDA because they are standard statistical measurements, normally declared and widely used in the pay television sector. The EBIT and the EBITDA should not be taken into account separately or as substitutes for net income, indicator of operations performance or alternative cash flow for the calculation of liquidity. Neither measurement represents funds available for dividend distribution, re-investments or other uses, and are calculated as per the following:

	Consolidated

	03/31/2006	03/31/2005

Net income (loss) for the period	7,158	(5,169)
Income and social contribution taxes	19,842	26,209
Net financial expenses (income)	43,052	22,102
Net non operating expenses (income)	(300)	12,740
Interest in minority shareholdings	12	52

EBIT	69,764	55,934
Depreciation and amortization	46,679	58,082

EBITDA	116,443	114,016

For the purpose of calculation of the EBIT and EBITDA measurements, the heading financial expenses (income) take into account the breakdown of accounts as explained in explanatory note 21.

31. Subsequent events

On April 5, 2006, the Company ended its integral prepayment schedule of the total financial debt issued within its capital restructuring process with the settlement of the “Senior Secured Notes” (R$ 63,031) and the “Senior Secured Floating Rate Notes” (R$ 18,794) issued by the subsidiary Net Sul Comunicações Ltda., thereby complying with clause 3.3.1 (“Destination of Funds”) in the Private Deed of the 5th Public Debenture Issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.